HBOS plc

3 March 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549 [redacted]
United States of America

Your Ref: 82/5222

08001300

Exemption

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I note below documents either sent to shareholders or made available to the public during the period **01 February 2008 to 29 February 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2008.02.01	Rule 8.3 – Rio Tinto plc
2008.02.01	Rule 8.3 – Reuters Group plc
2008.02.01	Rule 8.3 – BHP Billiton plc
2008.02.04	Total Voting Rights - replace
2008.02.04	Rule 8.3 – BHP Billiton plc
2008.02.04	Rule 8.3 – Coda plc
2008.02.04	Rule 8.3 – Rio Tinto plc
2008.02.05	Halifax Hse Price Index – Jan08
2008.02.05	Rule 8.3 – Rio Tinto plc
2008.02.06	Rule 8.3 – BHP Billiton plc
2008.02.06	Rule 8.3 – Reuters Group plc
2008.02.06	Rule 8.3 – Gcap Media plc
2008.02.06	Rule 8.3 – Carillion plc
2008.02.06	Rule 8.3 – Rio Tinto plc
2008.02.07	Rule 8.3 – Friends Provident
2008.02.07	Rule 8.3 – BHP Billiton plc
2008.02.07	Rule 8.3 – Rio Tinto plc
2008.02.07	Rule 8.3 – Reuters Group plc
2008.02.08	Rule 8.3 – Rio Tinto plc
2008.02.08	Rule 8.3 – BHP Billiton plc
2008.02.11	Rule 8.3 – Rio Tinto plc
2008.02.11	Rule 8.3 – Reuters Group plc
2008.02.12	Rule 8.3 – Friends Provident

dlw 3/18

2008.02.12	Rule 8.3 – Rio Tinto plc
2008.02.13	Rule 8.3 – BHP Billiton plc
2008.02.13	Rule 8.3 – Rio Tinto plc
2008.02.14	Rule 8.3 – Rio Tinto plc
2008.02.14	Rule 8.3 – BHP Billiton plc
2008.02.15	Rule 8.3 – BHP Billiton plc
2008.02.15	Rule 8.3 – Rio Tinto plc
2008.02.18	Rule 8.3 – Rio Tinto plc
2008.02.18	Rule 8.3 – BHP Billiton plc
2008.02.18	Additional Listing
2008.02.19	Rule 8.3 – Rio Tinto plc
2008.02.19	Rule 8.3 – BHP Billiton plc
2008.02.20	Rule 8.3 – BHP Billiton plc
2008.02.20	Rule 8.3 – Rio Tinto plc
2008.02.21	Rule 8.3 – Rio Tinto plc
2008.02.21	Rule 8.3 – BHP Billiton plc
2008.02.22	Rule 8.3 – Friends Provident
2008.02.22	Rule 8.3 – Rio Tinto plc
2008.02.22	Rule 8.3 – BHP Billiton plc
2008.02.25	Rule 8.3 – BHP Billiton plc
2008.02.25	Rule 8.3 – Rio Tinto plc
2008.02.25	Publication of Final Terms
2008.02.26	Rule 8.3 – Rio Tinto plc
2008.02.26	Rule 8.3 – Friends Provident
2008.02.26	Rule 8.3 – Reuters Group plc
2008.02.26	Rule 8.3 – BHP Billiton plc
2008.02.27	Final Results – Part 1
2008.02.27	Final Results – Part 2
2008.02.27	Rule 8.3 – Rio Tinto plc
2008.02.27	Rule 8.3 – Friends Provident
2008.02.27	Rule 8.3 – BHP Billiton plc
2008.02.28	Supplemental Prospectus
2008.02.28	Supplemental Prospectus
2008.02.28	Rule 8.3 – Rio Tinto plc
2008.02.28	Director/PDMR Shareholding
2008.02.29	Rule 8.3 – Friends Provident
2008.02.29	Rule 8.3 – Rio Tinto plc
2008.02.29	Transaction in Own Shares
2008.02.29	Total Voting Rights

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	5,500 shares registered on 22.01.2008
1 Form 88(2)'s - Return of Allotment of	99,810 shares registered on 23.01.2008
1 Form 88(2)'s - Return of Allotment of	212,068 shares registered on 23.01.2008
1 Form 88(2)'s - Return of Allotment of	100 shares registered on 24.01.2008
1 Form 88(2)'s - Return of Allotment of	4,909 shares registered on 29.01.2008
1 Form 88(2)'s - Return of Allotment of	208,015 shares registered on 30.01.2008
1 Form 88(2)'s - Return of Allotment of	2,244 shares registered on 30.01.2008
1 Form 88(2)'s - Return of Allotment of	232 shares registered on 04.02.2008
1 Form 88(2)'s - Return of Allotment of	917 shares registered on 05.02.2008
1 Form 88(2)'s - Return of Allotment of	191,478 shares registered on 06.02.2008
1 Form 88(2)'s - Return of Allotment of	23,186 shares registered on 06.02.2008
1 Form 88(2)'s - Return of Allotment of	11,646 shares registered on 07.02.2008
1 Form 88(2)'s - Return of Allotment of	5,589 shares registered on 07.02.2008
1 Form 88(2)'s - Return of Allotment of	716 shares registered on 08.02.2008
1 Form 88(2)'s - Return of Allotment of	314 shares registered on 11.02.2008
1 Form 88(2)'s - Return of Allotment of	402 shares registered on 12.02.2008
1 Form 88(2)'s - Return of Allotment of	171,672 shares registered on 13.02.2008
1 Form 88(2)'s - Return of Allotment of	38,987 shares registered on 13.02.2008
1 Form 88(2)'s - Return of Allotment of	755 shares registered on 14.02.2008
1 Form 88(2)'s - Return of Allotment of	1,510 shares registered on 15.02.2008
1 Form 88(2)'s - Return of Allotment of	2,000 shares registered on 19.02.2008
1 Form 88(2)'s - Return of Allotment of	140,739 shares registered on 20.02.2008
1 Form 88(2)'s - Return of Allotment of	2,382,106 shares registered on 21.02.2008

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

Companies House
— for the record —

RECEIVED
2008 MAR 17 A 8:30
COMPANIES HOUSE EDINBURGH

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	610.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HBOS QUEST Limited A/C HALIFAX Address The Mound, Edinburgh UK Postcode EH1 1YZ	Class of shares allotted Ordinary	Number allotted 5,500
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ASSISTANT [signature] **Date** 22/1/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

RECEIVED
2008 MAR 17 A 8:30

Companies House
— for the record —

88(2)
(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,713	2,035	96,062
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	562p	574p	597.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	95,271
UK Postcode HX1 2RG		
Name(s) Please see attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	4,539
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant **Date** 31/1/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADDRESS					SHARES
Mrs	Alison Maureen	Fretter	9 Mendip Road Oulton	LOWESTOFT	Suffolk NR32 3HJ			274
Mrs	Patricia Lesley	Hackett	3 Gamekeeper's Park	EDINBURGH	EH4 6PA			549
Ms	Adele	Harris	27 Fairfield	Hebden Bridge	Halifax West Yorkshire		HX7 6JB	200
Mrs	Rajinder Kaur	Mann	65 Halkingcroft	SLOUGH	SL3 7AZ			2748
Mr	Anthony John	Martin	38 Ardleigh Road	Edge Lane	Liverpool	L13 2BD		549
Mrs	Tina Louise	Wilkinson	22 Oldfield Crescent	Off Lache Lane	CHESTER	CH4 7PD		219
							TOTAL	**4539**

RECEIVED

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	23	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	32,556	353	179,159
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	472.53p	597.5p	544.3p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 206,988
Name(s): Please see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 5,080
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 31/1/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver /~~ official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADDRESS					SHARES
Mrs	Margaret Loraine	Jankowski	Lothian Lodge	3 Newbattle Abbey Stables	Eskbank	DALKEITH		217
Mr	Iain Tomasz	Black	Rosebank Cottage	West Road	Saline Fife Region	DUNFERMLINE		1740
Mrs	Julie	Buxton	19 Northfields Way	East Leake	LOUGHBOROUGH	Leics LE12 6RZ		243
Mrs	Hazel Margaret	Fellowes	1 Duchy Road	Salford	Manchester	SALFORD		69
Mrs	Elaine	Johnson	10 Fairways	MELROSE	Roxburghshire TD6 9HL			348
Mrs	Emma Louise	McColl	6 Coultas Road	Chandler's Ford	EASTLEIGH	Hants SO53 5BB		348
Mr	Kenneth John	McWilliam	4 Bannoch Brae	Transy Park	DUNFERMLINE	Fife KY12 7YF		376
Mrs	Sylvia	Pitchford	25 Heathfield Court	Firtree Grove Whitby	ELLESMERE PORT	Merseyside CH66 2QT		348
Mrs	Joanne	Skillen	51 Shamrock Road	BIRKENHEAD	Merseyside CH41 0EG			348
Miss	Claire	Ward	47 Queens Haugh Carnock	DUNFERMLINE	Fife KY12 9GQ			243
Miss	Ulrike	Stampfer	Neuwaldeggerstr 29/1/6	A 1170 VIENNA	AUSTRIA			208
Mr	Francis Charles	Beswick	C/- P.O. Box 40	Margaret River	WA		6650	296
Ms	Andrea Belle	Hutchins	2 Silvereye Close	East Cannington	WA		6107	296
						TOTAL		**5080**

Schedule 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	100		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 100
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ______________________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

RECEIVED

Companies House — for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,909		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 4,909
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28/1/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	30	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	15,125	48,527	139,363
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	472.53p	597.5p	544.3p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 188,170
Name(s): Please see attached schedule Address: UK Postcode	Class of shares allotted Ordinary	Number allotted 14,845
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 31/1/08

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADDRESS					SHARES
Ms	Elizabeth Struthers	Logan	4 Westfield	KILBIRNIE	Ayrshire KA25 7EF			233
Mr	John Gordon	Stevenson	6/2 Esdaile Bank	EDINBURGH	EH9 2PN			1151
Mrs	Janet Dorothy	Cunliffe	13 Gregson Way	Fulwood	Preston	PR2 8WY		348
Mrs	Sarah	Davies	24 Radstock Road	Smeyd Park	WILLENHALL	West Midlands WV12 5EQ		522
Mrs	Margaret C D	Dickson	89 Grieve Street	DUNFERMLINE	Fife KY12 8DW			348
Miss	Angela	Kirk	22 Clos Ty Clyd	Whitchurch	CARDIFF	CF14 2HP		696
Mrs	Judith Carol	Lobban	47 Newmills Crescent	BALERNO	Midlothian EH14 5SX			522
Mrs	Nicola Jane	Macgregor	7 College Place	Methven	PERTH	PH1 3QN		1740
Mrs	Angela Yvonne	Marden	Twynways 5 Chesterton Drive	SEAFORD	East Sussex BN25 3RH			139
Mrs	Mary	Mayze	3 Milesmark Court	DUNFERMLINE	Fife KY12 9PD			348
Mrs	Karen	McCabe	26 Firshaw Road	Meols	WIRRAL	Merseyside CH47 5BE		348
Mr	Ian	Monk	2 Beaumaris Rd	Golftyn Heights Connahs Quay	DEESIDE	Clwyd CH5 4YA		696
Mrs	Louise	Overton	51 Owenroe Drive	BANGOR	Co Down BT19 1QH			104
Mr	Gerardo	Picillo	57 Creslow Way Stone	AYLESBURY	Bucks HP17 8YN			348
Mrs	Rosemary	Reid	8 Cypress Walk Bridge of Don	ABERDEEN	AB23 8LD			208
Ms	Clare	Smith	35 Lumley Avenue	South Shields	TYNE AND WEAR	NE34 7DP		1044
Mr	Richard H	Thorne	18 Snowden Fold Bramley	LEEDS	LS13 2UH			1740
Mr	David Christopher	Watkins	32 Ravensbourne Road	Aylesbury	HP21 9TQ			139
Mrs	Maria Frances	White	29 Adelaide Drive	COLCHESTER	CO2 8UB			417
Mrs	Julie	White	7 Thomson Drive	Bellshill	Lanarkshire	ML4 3ND		140
Mr	Keith	Cunnison	5 Lanark Avenue Deans	LIVINGSTON	West Lothian EH54 8QL			329
Miss	Sybil	McBryde	Lochbank Farm	Lochmaben	LOCKERBIE	Dumfriesshire DG11 1LX		549
Mrs	Hazel	McDonald	Commonside Farm	Annbank	AYR	KA6 5AN		164
Mr	Leonard William	Milne	17 Craigiebuckler Avenue	ABERDEEN	AB15 8SH			274
Mr	John Gordon	Stevenson	6/2 Esdaile Bank	EDINBURGH	EH9 2PN			373
Mr	Christopher R	Hart	Glassenbury Hill Barn	Glassenbury Road	Cranbrook	TN17 2QF		1099
Mr	Peter Richard	Allibone	41 Garth Avenue	Surby Port Erin	ISLE OF MAN	IM9 6QZ		219
Miss	Laura Denise	Healey	Flat 25	125 Albion Street	LEEDS	LS2 8ES		496
Mrs	Carmen Mary	Penery	136 Woodside Street	Doubleview	WA		6018 Australia	111
							TOTAL	14845

RECEIVED
2009 MAR 17 A 8:3_

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 30 Month 01 Year 2008	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,854	390	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	562p	574p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 2,244
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Assistant [signature] Date 31/1/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	232		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 232
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/2/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	917		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 917
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/2/08

** ~~A director~~ / Assistant Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

RECEIVED

2009 MAR 17 A 8:33

[illegible]

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	131,592	59,886	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	544.3p	597.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	186,774
Name(s): Please see attached schedule Address: UK Postcode	Ordinary	4,704
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 8/2/08

** A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	SHARES
Mrs	Jean Marie	Durkin	21 Christina Crescent	NOTTINGHAM	NG6 8SH		313
Mr	Robert	Gallacher	Flat 3f3	169 Dalry Road	Edinburgh	EH11 2EB	208
Mrs	Joanne Marian	Gunning	Garden House	West Road	PRUDHOE	Northd NE42 6JB	208
Mr	Stuart Ashley	Johnson	25 Strae Brigs St Boswells	MELROSE	Roxburghshire TD6 0DH		208
Mrs	Lauren Gail	Mason	St Michaels 52 Gospel End Road	Sedgley	Dudley	DY3 3YT	174
Mr	Simon Andrew	Mason	St Michaels 52 Gospel End Road	DUDLEY	West Midlands DY3 3YT		522
Mr	Gary John	McDonald	21 Inver Park Lochinver	LAIRG	Sutherland IV27 4LN		557
Mrs	Janette Gilmore	Mitchell	1 Mount Pleasant Dipton	STANLEY	Co Durham DH9 9BL		278
Miss	Sarah Jane	O'Neill	Flat 7 Compton House	Palermo Road	Torquay	TQ1 3NW	522
Miss	Angela	Sheridan	86 Wallace Avenue Elderslie	JOHNSTONE	Renfrewshire PA5 9LW		348
Mrs	Tina Louise	Temple	77 Tyninghame Avenue	WOLVERHAMPTON	WV6 9PP		696
Mrs	Alison	Twohig	Rock Bungalow	Rassau Road Rassau	EBBW VALE	Gwent NP23 5BX	104
Mrs	Caryl Ann	Williams	3 Fernham Drive	Off Barkers Lane	WREXHAM	Clwyd LL13 9TX	329
Mrs	Marie	Lawrence	69 Hossack Avenue	Parkwood	WA	6147	237
						TOTAL	**4704**

Schedule 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 06 Month 02 Year 2008	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	397	118	22,671
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654p	662p	410p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	23,186
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/2/08

** ~~A director~~ / assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Companies House — for the record —

RECEIVED 2008 ... [stamp]

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,969	6,797	880
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	562p	662p	597.5

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode H X 1 2 R G	Class of shares allotted Ordinary	Number allotted 11,646
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 7/2/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	07	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,122	3,076	391
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	574p	544.3p	691.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	5,589
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/2/08

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	716		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 716
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/2/08

** A director / ~~Secretary~~ Assistant Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	11:50 20-Feb-08
Number	3839O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	19 February 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,674,041	(1.254%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,674,041	(1.254%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	210	£16.580

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 February 2008
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

*

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,336,142	(0.040%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,336,142	(0.040%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 February 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	11:52 20-Feb-08
Number	3848O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	19 February 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	14,257,465	(1.429%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	14,257,465	(1.429%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	40	£58.090
Sale	40	£58.090
Sale	179	£58.397
Sale	450	£58.230
Purchase	350	£58.260

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 February 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	19 February 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	314,669	(0.069%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	314,669	(0.069%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	82	£137.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 February 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	314		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Mrs Janet Macniven Aitken Address Arranacre, Muirhead of Logie, Kirriemuir UK Postcode DD8 5PH	Class of shares allotted Ordinary	Number allotted 314
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/2/08

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	402		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	654p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 402
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/2/08

** A director / Assistant Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

171672

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	13	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	15,235	120,885	35,552
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	410p	544.3p	597.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address		
Trinity Road, Halifax, West Yorkshire	Ordinary	160,312
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Please see attached schedule		
Address	Ordinary	11,360
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Assistant [signature] Date 13/2/08

** A director / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	OPTION_F	SHARES
Miss	Michelle Elizabeth	Rixon	30 St Davids Close Iver Heath	IVER	Bucks SL0 0RT			5.443	187
Mrs	Stephen Robert	Turner	15 Cranleigh Crescent	CHESTER	CH1 5DR			5.443	525
Mr	Ciaran	Cassidy	66 Cherbury Park Road	Lucan	Co Dublin	Ireland		5.443	906
Mr	Colm	Ennis	Woodview House	Ticknevin	Carbury	Co Kildare	Ireland	5.443	453
Mr	Johnny	Honner	Long Acre	Killough Upper	Kilmacanogue	Co Wicklow	Ireland	5.443	543
Ms	Margarita	O'Brien	24 Tranquility Grove	Coolock	Dublin 5	Ireland		5.443	226
Ms	Sandra	Rothwell	19 Belgrave View	Belgrave Square	Rathmines	Dublin 6	Ireland	5.443	1,449
Mr	Andrew Philip	Bairstow	188 Valley Road	PUDSEY	West Yorkshire LS28 9DT			5.443	348
Mrs	Sarah Ann	Bateman	16 Clos Cwm Garw	CAERPHILLY	Mid Glam CF83 2BG			5.443	139
Mrs	Marie Patricia	Campbell	23 Illingworth Drive	HALIFAX	West Yorkshire HX2 9RR			5.443	69
Mr	Glynn Owen	Edwards	11 Bax Close Storrington	PULBOROUGH	West Sussex RH20 4GZ			5.443	1044
Mrs	Marion	Flockton	70 Highfield Avenue	LEEDS	LS12 4BY			5.443	139
Miss	Donna Julie	Harris	41 Aldford Road Upton	CHESTER	CH2 1ST			5.443	348
Mrs	Sally	Leach	40 Cheviot Road	HORNCHURCH	Essex RM11 1LP			5.443	174
Miss	Katherine Mary	Ledger	6 Lysander Close Woodley	READING	RG5 4ND			5.443	208
Mrs	Julie	Magowan	35 Galsworthy Place	Haydon Hill	AYLESBURY	Bucks HP19 8LQ		5.443	696
Mrs	Jasweer Kaur	Manku	47 Langdale Road	THORNTON HEATH	Surrey CR7 7PS			5.443	696
Mrs	Elizabeth Ann B	McGuinness	10 Fall Spring Gardens	Stainland	HALIFAX	West Yorkshire HX4 9PB		5.443	139
Miss	Kristin	Robson	58 Cawder Road	Carrickstone	GLASGOW	G68 0BF		5.443	348
Mr	Mitesh Pragji	Solanki	49 Warrington Road	HARROW	Middx HA1 1SZ			5.443	870
Mrs	Stephen Robert	Turner	15 Cranleigh Crescent	CHESTER	CH1 5DR			5.975	454
Mr	Glynn Owen	Edwards	11 Bax Close Storrington	PULBOROUGH	West Sussex RH20 4GZ			5.975	1099
Mr	John Gordan	Lamb	33 Elland Lane	ELLAND	West Yorkshire HX5 9DU			5.975	300
							TOTAL		**11,360**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,365	1,906	32,716
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	562p	574p	472.53p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	33,717
UK Postcode HX1 2RG		
Name(s) Please see attached schedule	Class of shares allotted	Number allotted
Address	Ordinary	5,270
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Assistant [signature] Date 12/2/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver~~ / receiver / official receiver / ~~receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	SHARES
Mr	Alexander Baillie	Brown	5 Skeltie Muir Court	BONNYRIGG	Midlothian EH19 3QN		622
Mrs	Lesley	Pringle	Stob A Choin Stirling Street	Blackford	AUCHTERARDER	Perthshire PH4 1Q	186
Mr	Barrie	Whittle	22 Hillcrest Drive	Little Sutton	ELLESMERE PORT	Merseyside CH66 ·	388
Mr	Ian James	Ross	2 Wards Park East	Rye	NY 10580	USA	1011
Mrs	Cheryl	Lippett	123 Elmside Fieldway	New Addington	Croydon		3063
						TOTAL	**5270**

Schedule 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	14	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	755		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Mr Peter Richard Harding	Class of shares allotted	Number allotted
Address Tucks House, Foyle Hill, Shaftesbury, Dorset	Ordinary	755
UK Postcode SP7 0AG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/2/08.

** ~~A director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5557
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,510		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): Mr Simon George Ellis Dunkley	Class of shares allotted	Number allotted
Address: Avon Leys, 111 Luddington Road, Stratford Upon Avon, Warwickshire	Ordinary	755
UK Postcode CV37 9SQ		
Name(s): Mr Paul Gold	Class of shares allotted	Number allotted
Address: Pear Tree, Marthall Road, Marthall Lane, Ollerton, Knutsford	Ordinary	755
UK Postcode WA16 8RR		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed *David Smlai* Date 15/2/2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 2,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] ASSISTANT Date 19/2/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

140739

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	20	02	2008
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	18,282	73,344	35,787
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	410p	544.3p	597.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	570	1,083	11,673
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	562p	574p	472.53p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 124,403
Name(s): Please see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 16,336
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Assistant Date 22/2/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	SHARES
Mr	Stewart John	Calderwood	2 Chantry Close	Nailsea	Bristol		BS48 4FN	1740
Mrs	Kim Campbell	Coia	14 Chapmans Brae	BATHGATE	West Lothian EH48 4LH			139
Mr	Scott Adam	Evans	49 Whitehall Croft	LEEDS	LS12 5NJ			348
Mrs	Jane Estelle	Fook	48 Barton Ave	Rush Green	Romford	RM7 0ND		139
Miss	Judith Anne	Grant	North Lodge	Muirhall Road Kinfauns	PERTH	PH2 7LN		348
Miss	Gemma Charlotte	Guthrie	81 Barkers Lane	Sale	Cheshire	M33 6SH		139
Mrs	Joy Anita	Hutchinson	Hawthorn House	Etloe	Blakeney	GL15 4AX		696
Mr	Matthew D	Lodge	2 Damson Close	Sowerby Bridge	Halifax	HX6 3GD		696
Miss	Lindsey	Mansell	14 Ingwood Parade Greetland	HALIFAX	West Yorkshire HX4 8DE			208
Mr	Colin	Mesie	3 Windermere	Cleadon	SUNDERLAND	SR6 7QQ		174
Mrs	Lindsey Jane	Pollard	30 Grantley Place	HUDDERSFIELD	HD2 1LZ			348
Mrs	Laura Emily	Reed	134 Hill Road	FOLKESTONE	Kent CT19 6LU			243
Mr	Thomas Paul	Reilly	50 Kyle Crescent Whitchurch	CARDIFF	CF14 1SU			174
Mrs	Vivienne	Ripley	2 Oakwood Gardens	Shotley Bridge	CONSETT	Co Durham DH8 0BX		69
Mr	Kevin Andrew	Smith	18 Benhams Drive	HORLEY	Surrey RH6 8QR			417
Mrs	Marcia Jane	Taylor	4 Widdrington Terrace	BLAYDON ON TYNE	Tyne and Wear NE21 4LX			139
Mrs	Anne	Bowen	14 Windmill Drive	BALLYNAHINCH	Co Down BT24 8WD			164
Mr	Richard Charles	Brearley	6 Smithfield Avenue	Hipperholme	Halifax	HX3 8HZ		329
Mrs	Deirdre Anne	Callaghan	23 Willowfield Rd	HALIFAX	West Yorkshire HX2 7JN			1099
Mrs	Angela Williamson	Curtis	156 Machanhill	LARKHALL	Lanarkshire ML9 2JY			2748
Mrs	Winifred Martin	Godsell	77 Fulmar Brae	LIVINGSTON	West Lothian EH54 6UU			989
Miss	Jaclyn	Guthrie	12 Latch Gardens	BRECHIN	Angus DD9 6LN			219
Mr	Colin	Mesie	3 Windermere	Cleadon	SUNDERLAND	SR6 7QQ		824
Mrs	Pamela Jane	Nunn	78 Glasgow Road	STIRLING	FK7 0PQ			1099
Mrs	Belinda C E S	Smith	8 Ashbourne Way	CLECKHEATON	W Yorkshire BD19 5JA			109
Mr	Denis	Maloney	197 Pace Avenue	Clonee	Co Meath	Ireland		1,449
Ms	Sharon	Murray	44 Glencairn Crescent	The Gallops	Leopardstown	Dublin 3	Ireland	724
Ms	Wendy	Mo	Aegean Coast	Tower 3 21/F Flat F	2 Kwun Tsing Road	TUEN MUN	NT HONG KONG	566
							TOTAL	**16336**

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	02	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,382,106		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	646.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	2,382,106
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/2/08

** A director / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange